UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Income eREIT Interval Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

Telephone Number (including area code): (202) 584-0550

Name and address of agent for service of process:

Bjorn J. Hall

Rise Companies Corporation, General Counsel

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

Copy to:

Paul J. Delligatti

Goodwin Procter LLP

901 New York Avenue, NW

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in Washington, D.C. on the 4th day of June, 2019.

Income eREIT Interval Fund, LLC

By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Attest:	/s/ Bjorn J. Hall

Name:	Bjorn J. Hall

Title:	General Counsel and Secretary

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